September 5, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Mr. Jay Ingram

        Re:     On the Go Healthcare, Inc.
                Registration Statement on Form SB-2/A
                Filed on August 23, 2006
                File No. 333-135212


Dear Mr. Ingram:

I am securities counsel for On the Go Healthcare, Inc. (the "Company"). Set forth below are the Company's responses to the comments from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated September 1, 2006. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Selling Security Holders, page 11

Comment 1.  It does not appear that any of the selling security holders are registered broker-dealers. Please inform us in this respect. Additionally, if any of the selling security holders are affiliates of broker-dealers, please disclose, and tell us whether they received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.

Response 1. The Company confirms that none of the selling shareholders are registered broker-dealers. Additionally, the Company has received written representations from all selling shareholders that they are not affiliates of broker-dealers.

Additional Information, page 27

Comment 2.  Revise to correct the Commission's address, which is 100 F Street,
            N.E., Washington, D.C. 20549.

Response 2. The Company will make this revision in the final prospectus.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                        Regards,

                                        /s/  Amy M. Trombly
                                        -----------------------------
                                        Amy M. Trombly
                                        Counsel for On the Go Healthcare, Inc.

cc:     On the Go Healthcare, Inc.

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